77D - Policies with respect to security investment

WHEREAS, the Board of Directors of each of SBL Fund and Security Income Fund has determined  that  amending  the  investment  policies of SBL Fund,  Series P and
Security  Income Fund, High Yield Series is in the best interests of each Series and its respective shareholders.

NOW, THEREFORE, BE IT RESOLVED, that the investment policies of SBL Fund, Series
P and Security  Income Fund, High Yield Series are hereby amended to permit each fund to invest  in a  variety  of  investment  companies  that seek to track the composition  and  performance of a specific  index,  including SPDRs (Standard &
Poor's Depositary Receipts),  Mid Cap SPDRs, Select Sector SPDRs,  DIAMONDS, and
Nasdaq-100 shares.